FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2012

Commission File No. 000-30972

HIP ENERGY CORPORATION
(Translation of registrant’s name into English)

Suite 404 – 999 Canada Place, World Trade Centre, Vancouver, BC, Canada  V6E 3E2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

HIP ENERGY CORPORATION

TO:	British Columbia Securities Commission
Alberta Securities Commission

-and-

        BDO Canada LLP

-and-

        Malone Bailey LLP

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations

Pursuant to Section 4.11(7) of National Instrument 51-102, Hip Energy Corporation (the “Company”) hereby gives notice of the change of its auditor from BDO Canada LLP to Malone Bailey LLP. In accordance with National Instrument 51-102, the Company hereby states that:

1.           BDO Canada LLP has resigned as the Company’s auditor, effective March 6, 2012;

2.           Malone Bailey LLP was appointed as the Company’s auditor, effective March 6, 2012;

3.	the resignation of BDO Canada LLP and the appointment of Malone Bailey LLP as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors;

4.	there were no reservations in BDO Canada LLP’s report on the Company’s financial statements for the year ended November 30, 2011 or any subsequent period; and

5.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

DATED the 14th day of March, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Richard Coglon
Richard Coglon
President

BDO	Tel: 604 588 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Direct Line: (604) 443-4732 E-mail: mmadsen@bdo.ca 31-1119748

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
Suite 600, 250–5th St. SW
Calgary, Alberta, T2P 0R4

We have read the statements made by Hip Energy Corporation in the attached copy of Change of Auditor Notice dated March 14, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated March 14, 2012.

Yours very truly,

(signed) “BDO CANADA LLP”

Chartered Accountants

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

We have read the statements made by Hip Energy Corporation in the attached copy of Change of Auditor Notice dated March 14, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated March 14, 2012.

Yours very truly,

“MaloneBailey, LLP”

Malone Bailey LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon

Richard Coglon
President
Date:  March 19, 2012